UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                            IMPAX LABORATORIES, INC.
                  (formerly GLOBAL PHARMACEUTIUCAL CORPORATION)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                          Title of Class of Securities

                                    45256B101
--------------------------------------------------------------------------------
                                  CUSIP Number


                                 Larry A. Kimmel
                              Robert Fleming, Inc.
                           320 Park Avenue, 11th Floor
                               New York, NY 10022
                                 (212) 508-3610
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 14, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45256B101              SCHEDULE 13D/A               Page 2 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               2,693,312 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             431,688 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        2,693,312 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        431,688 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,125,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      11.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      PN
--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A               Page 3 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds
      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Bermuda
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               431,688 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             2,693,312 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        431,688 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        2,693,312 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,125,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)
      11.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person
      PN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A               Page 4 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY PARTNERS, L.P.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,125,000 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,125,000 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,125,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      11.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person
      PN
--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A               Page 5 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      FLEMING US DISCOVERY, LLC
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               3,125,000 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             3,125,000 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        3,125,000 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        3,125,000 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,125,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      11.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A               Page 6 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ROBERT FLEMING, INC.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds
      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,125,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      11.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IA, CO
--------------------------------------------------------------------------------
                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45256B101              SCHEDULE 13D/A               Page 7 of 15 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      ROBERT FLEMING HOLDINGS, LTD.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United Kingdom
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares of Common Stock
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0 shares of Common Stock
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 shares of Common Stock
                        --------------------------------------------------------
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,125,000 shares of Common Stock
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      11.27%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      HC, CO
--------------------------------------------------------------------------------
                   SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

         This Amendment No. 2 to Schedule 13D filed on March 12, 1999, as amended by Amendment No. 1 thereto filed on July 15, 1999, relates to the common stock, $.01 par value per share (the "Common Stock"), of Impax Laboratories, Inc., a Delaware corporation (the "Issuer"). Information in the original
Schedule 13D and Amendment No. 1 thereto remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 2. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meanings ascribed to them in said Schedule 13D. The purpose of this Amendment No. 2 to the previously filed Schedule 13D is to report that the ownership of the "Reporting Persons" in the Common Stock has decreased from 30.1% to 11.27% in connection with the merger on December 14, 1999, pursuant to the Agreement and Plan of Merger (the "Merger Plan") (attached hereto as Exhibit 2 and incorporated herein by reference), dated as of July 26, 1999, by and between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. (the "Merger"). Global Pharmaceutical Corporation is the legal survivor of the Merger, and in connection therewith, has changed its name to Impax Laboratories, Inc.

The responses to Items 1, 2, 5, 6 and 7, and Appendix 2 of the Schedule 13D are hereby amended and supplemented as follows:

Item 1. Security and Issuer.

         The name of the Issuer is Impax Laboratories, Inc. The address of the Issuer's principal executive offices is 30831 Huntwood Avenue, Hayward, CA 94544.

Item 2. Identity and Background.

         This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Fleming US Discovery Fund III, L.P. ("US Fund"), (ii) Fleming US Discovery Offshore Fund III, L.P. ("Offshore Fund"), (iii) Fleming US Discovery Partners, L.P. ("Fleming Partners"), the general partner of the US Fund and a general partner of the Offshore Fund, (iv) Fleming US Discovery, LLC ("Discovery"), the general partner of Fleming Partners, (v) Robert Fleming, Inc. ("RFI"), investment adviser to the US Fund and Offshore Fund (collectively, the "Funds"), and (vi) Robert Fleming Holdings, Ltd. ("RFH"), the parent of RFI (sometimes collectively referred to as the "Reporting Persons").

         In August 1999, the name of Fleming Capital Management was changed to Fleming Asset Management USA. David J. Edwards was re-elected as a director of the Issuer as of December 14, 1999. Robert L. Burr is no longer a director of the Issuer. Mr. Edwards is a Vice President at Fleming Asset Management USA.


Item 5. Interest in Securities of the Issuer.

(a) On December 14, 1999, the US Fund exchanged (x) 43,093 shares of Series D Preferred Stock for 43,093 shares of Series 1-A Convertible Preferred Stock ("Series 1-A Preferred Stock") and (y) warrants exercisable at $4.00 per share, pursuant to Series D Warrant Certificates No. 1 and No. 3, to purchase up to 323,200 and 215,462 shares of Common Stock of the Issuer, respectively, for warrants exercisable at $4.00 per share, pursuant to Series 1 Warrant Certificate No. 5, to purchase up to 538,662 shares of Common Stock of the Issuer (the "Offshore Fund Warrant Shares"). Such Series 1-A Preferred Stock is convertible into 2,154,650 shares of Common Stock, subject to certain anti-dilution provisions (the "US Fund Series 1-A Conversion Shares").

         On December 14, 1999, the Offshore Fund exchanged (x) 6,907 shares of Series D Preferred Stock for 6,907 shares of Series 1-A Preferred Stock and (y) warrants exercisable at $4.00 per share, pursuant to Series D Warrant Certificates No. 2 and No. 4, to purchase up to 51,800 and 34,538 shares of Common Stock of the Issuer, respectively, for warrants exercisable at $4.00 per share, pursuant to Series 1 Warrant Certificate No. 6, to purchase up to 86,338 shares of Common Stock of the Issuer (the "Offshore Fund Warrant Shares") . Such Series 1-A Preferred Stock is convertible into 345,350 shares of Common Stock, subject to certain anti-dilution provisions (the "Offshore Fund Series 1-A Conversion Shares").

         Because of their relationship as affiliated entities, both Funds may be deemed to beneficially own the US Series 1-A Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Series 1-A Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of both Funds, Fleming Partners may be deemed to beneficially own the US Series 1-A Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Series 1-A Conversion Shares and the Offshore Fund Warrant Shares. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Series 1-A Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Series 1-A Conversion Shares and the Offshore Fund Warrant Shares. As investment adviser to the Funds, controlling member of Discovery and the sole limited partner of Fleming Partners, RFI may be deemed to beneficially own the US Series 1-A Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Series 1-A Conversion Shares and the Offshore Fund Warrant Shares. RFI is 100% owned by RFH. RFH is 100% owned by Copthall Overseas Limited which is ultimately 100% owned by Robert Fleming Holdings Limited. Thus, as the indirect parent of RFI, RFH may be deemed to beneficially own the US Series 1-A Conversion Shares, the US Fund Warrant Shares, the Offshore Fund Series 1-A Conversion Shares and the Offshore Fund Warrant Shares.

         As of December 14, 1999, each of the Funds, each of Fleming Partners, Discovery, RFI and RFH may be deemed to have owned beneficially 11.27% of the outstanding Common Stock, on an aggregated basis, which percentage is calculated based upon (i) 24,608,167 shares of Common Stock reported outstanding by the Issuer to the Reporting Persons as of December 14, 1999, including 17,354,114 shares of Common Stock newly issued pursuant to the Merger, (ii) the number of shares of Common Stock (2,500,000) issuable upon conversion of the US Fund Series 1-A Preferred Stock and Offshore Fund Series 1-A Preferred Stock and
(iii) the number of shares of Common Stock (625,000) issuable upon exercise of the Warrants.

         The percentage is calculated by dividing 3,125,000 (which is the sum of 2,500,000 and 625,000) by 27,733,167 (which is the sum of 2,500,000, 625,000 and
24,608,167).

(b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         The Funds exchanged their respective shares of Series D Preferred Stock for Series 1-A Preferred Stock, pursuant to the Merger Plan.

         The Funds exchanged their respective Series D Warrants for Series 1 Warrants, pursuant to changes to their respective Warrant Certificates, dated as of December 14, 1999, and executed by the Issuer, reflecting the name change of the Issuer and the exchange of Series 1-A Preferred Stock for Series D Preferred Stock.

         Pursuant to the Merger Plan, on December 14, 1999, the Certificate of Incorporation of the Issuer, in effect immediately prior to the Merger, which included the Certificate of Designations of the Series D Preferred Stock, filed with the Secretary of State of Delaware on February 26, 1999, was amended and restated in full as the Certificate of Incorporation of the Issuer (the "Certificate of Designations"), which includes the designation of 50,000 shares of preferred stock, par value $.01 per share, of the Issuer, as a series of the preferred stock designated as "Series 1-A Convertible Preferred Stock" and the designation of 170,000 shares of preferred stock, par value $.01 per share of the Issuer, as a series of preferred stock designated as "Series 1-B Convertible Preferred Stock." Pursuant to the Certificate of Designations (see Exhibit 3 hereto, which is incorporated herein by reference), so long as either (i) the Funds, any Affiliate, officer or employee of an Affiliate or investment fund managed by an Affiliate of the Funds to which the Funds may transfer record or beneficial ownership of any shares of Series 1-A Preferred Stock or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series 1-A Preferred Stock ("Fleming Holder") own at least 40% of the Series 1-A Preferred Stock that it owned on December 14, 1999 (the effective date of the merger between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc.) or (ii) any transferee (except for a Fleming Holder) of any shares of Series 1-A Preferred Stock or any shares of Common Stock obtained or obtainable upon conversion of any shares of Series 1-A Preferred Stock ("Transferee") owns at least 40% of the Series 1-A Preferred Stock owned on an aggregate basis by the Fleming Holders on December 14, 1999 (the effective date of the merger between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc.) and the Issuer consented to such Transferee (which consent shall not be unreasonably withheld), the holders of Series 1-A Preferred Stock, consenting or voting (as the case may be) as a separate class, shall be entitled, but not required, to elect one (1) director of the Issuer.

         The Stockholders' Agreement (see Exhibit 4 hereto, which is incorporated herein by reference), dated as of December 14, 1999, (the "Series 1 Stockholders' Agreement") among the Issuer and the holders of Series 1-A Convertible Preferred Stock and Series 1-B Convertible Preferred Stock (the "Series 1 Stockholders") supersedes (a) the Stock and Warrant Purchase Agreement, dated as of March 2, 1999, between the Issuer and the US Fund, as amended, (b) the Stock and Warrant Purchase Agreement, dated as of March 2, 1999, between the Issuer and the Offshore Fund, as amended, and (c) the Stockholders' Agreement, dated as of March 2, 1999, among Barry R. Edwards, the US Fund and the Offshore Fund. The Series 1 Stockholders' Agreement provides that in the event that Charles Hsiao, Larry Hsu or Barry R. Edwards (each, a "Key Senior Executive") proposes to transfer his shares ("Transferor Shares") to any Person (the "Buyer"), as a condition to such Transfer, such Key Senior Executive shall cause the Buyer to offer to purchase from each Investor (as defined therein) up to that number of shares owned by any Investor representing the same percentage of all shares owned by it as the Transferor Shares are of all Key Senior Executive shares, subject to certain exceptions. These "Tag-Along" rights are more fully set forth in Section 3 of the Series 1 Stockholders' Agreement.

         Pursuant to the Merger Plan and the Stockholders' Agreement (attached as Exhibit G to the Merger Plan), dated as of December 14, 1999 ("Directors Stockholders' Agreement"), among the Issuer and certain stockholders signatories thereto (see Exhibit 5 hereto, which is incorporated herein by reference), certain stockholders have agreed to vote certain of their shares in favor of the election of certain directors and the appointment of certain board observers, for a period ending on December 14, 2002.

         The Amended and Restated Registration Rights Agreement, dated as of December 14, 1999, between the Issuer and the Series 1 Stockholders (see Exhibit 6 hereto, which is incorporated herein by reference) supersedes the Registration Rights Agreement, dated as of March 2, 1999, between the Issuer, the US Fund and the Offshore Fund. Pursuant to the Amended and Restated Registration Rights Agreement, the Issuer has granted (a) certain Demand Registration Rights to certain Series 1 Holders (as defined therein) that own at least 20,000 shares of Series 1 Preferred (as defined therein), and (b) certain "piggyback" registration rights to Series 1 Holders and their permitted transferees, with respect to the shares of Common Stock held by such stockholders, subject to certain limitations.


Item 7. Material to be Filed as Exhibits.

              Exhibit      1 - Joint Filing Agreement.

              Exhibit 2 - Agreement and Plan of Merger, dated as of July 26, 1999, by and between Global Pharmaceutical Corporation and Impax Pharmaceuticals, Inc. (incorporated by reference to Annex A to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation, filed on November 9, 1999).

              Exhibit 3 - Certificate of Designations of Series 1-A Convertible Preferred Stock and Series 1-B Convertible Preferred Stock of the Issuer filed with the Secretary of State of Delaware on November 8, 1999 (incorporated by reference to Annex F to the Joint Proxy Statement/Prospectus of Global Pharmaceutical Corporation, filed on November 9,
                           1999).

              Exhibit 4 - Stockholders' Agreement, dated as of December 14, 1999, among Global Pharmaceutical Corporation and certain stockholders signatories thereto (incorporated by reference to Exhibit 9.1 to the Registration Statement on Form S-4 filed by Global Pharmaceutical Corporation on November 9, 1999, under SEC File No.
                           333-90599).

              Exhibit 5 - Stockholders' Agreement, dated as of December 14, 1999, among the Issuer and the holders of Series 1-A Convertible Preferred Stock and Series 1-B Convertible Preferred Stock (incorporated by reference to Exhibit 5 to the Schedule 13D jointly filed on December 27, 1999 by President (BVI) International Investment Holdings Ltd., Presidents' International Development Corp., Jason Lin and Uni-President Enterprises Corporation, with respect to the securities of the Issuer).

              Exhibit 6 - Amended and Restated Registration Rights Agreement, dated as of December 14, 1999, among the Issuer and the holders of Series 1-A Convertible Preferred Stock and Series 1-B Convertible Preferred Stock (incorporated by reference to Exhibit 6 to the Schedule 13D jointly filed on December 27, 1999 by President (BVI) International Investment Holdings Ltd., Presidents' International Development Corp., Jason Lin and Uni-President Enterprises Corporation, with respect to the securities of the Issuer).



Appendix 2. Information About Each Reporting Person Required by Item 2

         In October 1999, Leonard Lubrano replaced Andrea M. Whitmore as Chief Financial Officer and Vice President of Robert Fleming, Inc.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.*

December 27, 1999

                       FLEMING US DISCOVERY FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                         ------------------------------
                             Robert L. Burr, Member


                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                           --------------------------
                             Robert L. Burr, Member


                       FLEMING US DISCOVERY PARTNERS, L.P.
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                       ----------------------------------
                             Robert L. Burr, Member


                            FLEMING US DISCOVERY, LLC

                             By: /s/ Robert L. Burr
                       ----------------------------------
                             Robert L. Burr, Member


                              ROBERT FLEMING, INC.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director


                          ROBERT FLEMING HOLDINGS, LTD.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director

Exhibit 1

                             JOINT FILING AGREEMENT

      Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D/A dated December 27, 1999 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Impax Laboratories, Inc. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this day of December 27, 1999.

                       FLEMING US DISCOVERY FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                         ------------------------------
                             Robert L. Burr, Member


                  FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
                    By: Fleming US Discovery Partners, L.P.,
                               its general partner
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                           --------------------------
                             Robert L. Burr, Member


                       FLEMING US DISCOVERY PARTNERS, L.P.
                       By: Fleming US Discovery, LLC, its
                                 general partner

                             By: /s/ Robert L. Burr
                       ----------------------------------
                             Robert L. Burr, Member


                            FLEMING US DISCOVERY, LLC

                             By: /s/ Robert L. Burr
                       ----------------------------------
                             Robert L. Burr, Member


                              ROBERT FLEMING, INC.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director


                          ROBERT FLEMING HOLDINGS, LTD.

                             By: /s/ Arthur A. Levy
                       ----------------------------------
                            Arthur A. Levy, Director